PARSONS LAW FIRM

ATTORNEYS AT LAW

SUITE 2070

10900 NE 4th Street

BELLEVUE, WASHINGTON 98004

(425) 451-8036 FAX (425) 451-8568

James B. Parsons*                                                                                                           www.parsonslaw.biz *                                                                                          Also admitted in Oregon and

jparsons@parsonslaw.biz                                                                                                                                                                                                                           the Northern Mariana Islands

VIA OVERNIGHT MAIL AND FILED ON EDGAR CORRESPONDENCE

April 20, 2006

Ms. Goldie B. Walker

Mr. John D. Reynolds

United States Securities and Exchange Commission

Division of Corporation Finances

Mail Stop 3561

Washington, D.C. 20549

Re: Deltron, Inc.

Registration No. 333-130197

SB-2/A filed April 20, 2006

Dear Ms. Walker and Mr. Reynolds:

In response to the comments made in previous correspondence from the Commission, the Company has requested I respond as follows:

General

The filing has been amended to reflect that Deltron, through its wholly owned Costa Rican corporation, purchased real estate in Costa Rica. In addition, the filing has been amended to indicate the expenditure of funds to develop the property purchased. Finally, updated financials have been included for this filing.

Please contact this office with any further comments or questions. We are filing the redlined version and this letter on EDGAR correspondence, as well as sending you three (3) copies of the redlined and accepted versions via overnight mail. I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Deltron in a prompt response. If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS LAW FIRM

/s/ James B. Parsons

James B. Parsons

cc: Client